UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       April 2004

              File No.    0-50657

SEABRIDGE GOLD INC.

 (Name of Registrant)

172 King Street East, 3rd Floor, Toronto, Ontario, Canada, M5A 1J3

(Address of principal executive offices)

1.

News Release dated April 2, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SEABRIDGE GOLD INC.

(Registrant)

Dated:  April 2, 2004                         Signed: /s/ Rudi Fronk

                Rudi Fronk, President and CEO

Seabridge Gold Inc.

News Release

FOR IMMEDIATE RELEASE

Trading Symbol: SEA.V                                                                                   April 2, 2004

Seabridge Gold Arranges $5.4 Million in New Equity Financing

Toronto, Canada … Seabridge reported today that it has entered into agreements for the issuance of 1,200,000 common shares by way of private placement at $4.50 per share for proceeds of $5,400,000. Approximately 30% of the shares will be purchased by insiders of the Company. The shares to be issued under this financing will be subject to a four-month hold period. There are no commissions or finder’s fees payable on this financing. Closing of the financing is subject to approval of the TSX-V.

Proceeds from this financing will be used to fund the development of its 100% owned Courageous Lake and Grassy Mountain projects, acquisitions of further advanced-stage gold projects and to supplement general working capital.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading 1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

Not for distribution to U.S. newswire services or for dissemination in the U.S.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual eve nts or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR (available at www.sedar.com) for the year ended December 31, 2002.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. Seabridge undertakes no obligation to update these forward-looking statements if such beliefs, estimates or opinions or other factors should change.

ON BEHALF OF THE BOARD

"Rudi Fronk,"

President & C.E.O.

For further information please contact:

Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292 · Fax: (416) 367-2711

Visit our website at www.seabridgegold.net   Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

172 King Street East, 3 rd Floor; Toronto, Ontario M5A 1J3

Telephone: (416) 367-9292 Facsimile: (416) 367-2711